2005 Annual Report

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Report of Independent Registered
Public Accounting Firm . . . . . . . . . . . . . . . . . . . .13
Consolidated Balance Sheets . . . . . . . . . . . . . . . .14
Consolidated Statement of Incomes . . . . . . . . . . .15	Consolidated Statements of

Bank Locations . . . . . . . . . . . . . .Inside Back Cover

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President's Letter

Dear Stockholder:

     We are pleased to present in this 2005 Annual Report another record year of operating results for Community Financial Corporation.
     Your Corporation has continued its steady growth ending the fiscal year with assets totaling $399.6 million, up $63 million or 18.6% from the prior year. Fueling this growth was continued strong loan demand, both in the Valley and Hampton Roads regions, resulting in loans outstanding at fiscal year end of $336.8 million, an increase of $57.5 million or 20.6% from $279.3 million for the prior year. Total loan production reached an unprecedented level for the year exceeding $205 million. Deposits totaled $275.4 million at fiscal year end, up 5.8% from $260.2 million the previous year. While experiencing this growth, Community has also maintained its high level of asset quality. Real estate owned and repossessed assets were $138,000 or .03% of assets at March 31, 2005, compared to $621,000 or 18% of assets at March 31, 2004.
     More importantly, our positive earnings trend has continued with net income at fiscal year end totaling $3.8 million or $1.76 per diluted share compared to $3.5 million or $1.63 per diluted share for the previous fiscal year, an 8% increase. The prior year's earnings included a gain on the sale of our former mortgage banking subsidiary and a tax credit received as a result of the rehabilitation of the Bank's operations center in Staunton. These nonrecurring items increased diluted earnings per share by $.25 in fiscal 2004. Absent these nonrecurring items, after tax earnings per share were up approximately 27.5%. A major factor in our growth in earnings during fiscal 2005 was a $1.8 million or 15.0% increase in net interest income, from $12.0 million in the prior fiscal year to $13.8 million this fiscal year.
     The Bank's Hampton Roads Region continues to play an important role in the overall success of the Corporation ending the year with loans outstanding of $127.6 million, an increase of $22.0 million or 21%.Deposit growth for the region was $7.5 million or 12.6%, totaling $67.5 million at fiscal year end.

Consistent with our goal of providing the best possible service to our customers,we are pleased to announce that we will be relocating our Kemps River Branch in Virginia Beach to a free standing building at the corner of Indian River Road and Lake

James Drive. This location is approximately one-half mile from our existing location and will afford our customers much better access and parking, and provide us with much higher public visibility. We anticipate moving into this new space in late summer.

We have also made improvements to two of our Valley offices. The major renovations we announced last year for the Stuarts Draft office were completed in January and have resulted in a larger and more modern facility. The Waynesboro office has also received a well-deserved upgrade. We would like to thank our customers and staff for enduring some inconvenience during the course of these projects.

Last year we announced that Community had entered into an affiliation with BI Investments to provide uninsured investment alternatives to our customers who desire such products. Gene Straley, our investment consultant with many years of experience, welcomes the opportunity to meet with you should you have an interest in these types of investments.

Your Corporation's assets have grown, our infrastructure has been improved, we have broadened and improved our products and services, and enjoyed record earnings. However, our most valuable assets are our employees, who have made all of this possible. Your Corporation is fortunate to have a dedicated, experienced and talented staff committed to enhancing stockholder value and providing our customers with quality products and services.

The performance of our stock continued to improve, opening in April 2004 at $21.79 per share and reaching a high during the year of $24.55. The closing price at March 31, 2005 was $22.44, an increase of 3%

New Kemps River Location Waynesboro Renovation

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President's Letter

Renovation of Stuarts Draft Branch	from the prior year. More significantly, over the past five years, not including payment of dividends, the price of our stock has appreciated over 133% or an average of 26.6% per year. In addition to the stock appreciation, our stockholders also benefited from a 10% increase in our quarterly dividend from $.10 per share to $.11 per share effective for	the quarter ended December 31, 2004. We are pleased to report that during the course of the year, your Corporation paid over $870,000 in dividends to you as stockholders and over the past five years that amount has been in excess of $3.9 million.
     As always, your Board of Directors, Management and Staff are prepared to meet the challenges that come with each new year and will endeavor to convert these challenges into opportunities. We continue to have high goals and expectations and are confident that through our efforts and your continued support we will achieve the level of success to which we have become accustomed.

James R. Cooke, Jr. Chairman of the Board	P. Douglas Richard President & CEO

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Selected Consolidated

	At March 31,
	2005	2004	2003	2002	2001

	(In thousands)
Selected Financial Condition Data:
Total assets	$399,604	$336,947	$297,991	$263,374	$270,176
Loans receivable, net	336,809	279,301	245,638	219,434	210,550
Investment securities and other earning assets(1)	45,911	39,620	35,550	29,704	44,421
Real estate owned, net	138	621	720	794	451
Deposits	275,430	260,231	247,212	204,535	174,307
Advances and other borrowed money	81,650	46,429	22,774	28,951	67,422
Stockholders' equity	31,325	29,269	26,342	26,695	25,805

	Year Ended March 31,
	2005	2004	2003	2002	2001

	(In thousands)
Selected Operations Data:
Total interest income	$ 20,038	$ 17,524	$ 17,661	$ 18,941	$ 20,047
Total interest expense	6,281	5,542	6,746	9,057	11,914
Net interest income	13,757	11,982	10,915	9,884	8,133
Provision for loan losses	870	846	451	373	320
Net interest income after provision for loan losses	12,887	11,136	10,464	9,511	7,813
Service charges and fees	2,293	2,683	3,490	3,287	2,821
Gain on sale of subsidiary	-	241	-	-	-
Other noninterest income(2)	415	301	159	95	78
Noninterest expenses	10,060	9,684	9,954	9,163	8,241
Income before income taxes	5,535	4,677	4,159	3,730	2,471
Income taxes	1,729	1,195	1,253	1,123	728
Net income	$ 3,806	$ 3,482	$ 2,906	$ 2,607	$ 1,743

	At or For the Year Ended March 31,
	2005	2004	2003	2002	2001

Other Data:
Average interest-earning assets to average interest bearing liabilities	104.81%	106.57%	107.41%	108.18%	107.04%
Average interest rate spread during year	3.84	3.86	3.86	3.66	2.96
Non-performing assets to total assets	.14	.51	.63	.36	.43
Return on assets (ratio of net income to average total assets)	1.04	1.12	1.03	1.03	.68
Return on equity (ratio of net income to average total equity)	12.56	12.45	10.96	10.01	6.81
Equity-to-assets ratio (ratio of average equity to average assets)	8.28	9.31	9.94	10.27	9.97

Per Share Data:
Net income-diluted	$1.76	$1.63	$1.33	$1.14	$.72
Book value	15.02	14.08	12.78	11.84	10.99
Dividends	.42	.39	.35	.32	.32
Dividend payout ratio	22.97%	23.22%	25.95%	28.08%	44.75%
Number of full-service offices	8	8	8	7	6

(1) Includes federal funds sold, securities purchased under resale agreements and overnight deposits.
(2) Other income includes customer service fees and commissions, gain or loss on disposal of property and other items.

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Community Financial Corporation and Subsidiary

Pictured front row, left to right:
James R. Cooke, Jr., D.D.S., P. Douglas Richard,
____________
Back row, left to right: Morgan N. Trimyer, Jr., Jane C.
Hickok, Charles F. Andersen, M.D., Dale C. Smith,
Charles W. Fairchilds

Board of Directors

Charles F. Andersen, M.D. Dr. Andersen was an orthopedic surgeon in private practice in Waynesboro, Virginia for thirty years until his retirement in August, 2004.

James R. Cooke, Jr., D.D.S. Dr. Cooke has been a practicing dentist in Staunton,Virginia since 1965.

Charles W. Fairchilds. Mr. Fairchilds has been the President of Allied Ready Mix in Waynesboro, Virginia since 1987.

Jane C. Hickok. Mrs. Hickok was elected Vice Chairman of the Board in October 1994.She retired as President and Chief Executive Officer of Community Bank in October 1994 after serving since 1984. Mrs. Hickok also retired as President and Chief Executive Officer of Community Financial Corporation in January 1995, but continues to serve as a director of Community Financial and
Executive Management P. Douglas Richard President & CEO R. Jerry Giles Senior Vice President Chief Financial Officer

Community Bank. Mrs. Hickok was elected as a director of Community Bank in 1983 and as a director of Community Financial in 1990 when it became the holding company of Community Bank.

P. Douglas Richard. Mr. Richard was appointed the Acting President and Chief Executive Officer of Community Financial and Community Bank on January 12, 2000, and became the President and Chief Executive Officer of Community Financial and Community Bank on April 26, 2000. He was appointed to the Board of Directors of Community Financial on April 26, 2000. From January 1, 1997, to January 12, 2000, Mr. Richard was a Senior Vice President of Community Bank. From December 1993 to January 1996 he was President and Chief Executive Officer of Seaboard Bancorp.

Dale C. Smith. Mr. Smith was the General Manager and Chief Executive Officer of Augusta Cooperative-Farm Bureau, Inc., a farm supply and retail store, for thirty-nine years until his retirement September 1, 2002.

Morgan N. Trimyer, Jr. In January 2001, Mr.Trimyer joined Bankers Insurance, LLC., an insurance company located in Richmond,Virginia, as a Vice President and the Director of Marketing. Mr.Trimyer served as Vice President and Partner of Welton, Duke ∓ Hawks, Inc., an insurance company headquartered in Portsmouth,Virginia from 1984 until January 2001.He was also Vice President of Valley Insurance Agency, Inc. located in Lexington,Virginia.
Chris P. Kyriakides Senior Vice President Regional President Norman C. (Butch) Smiley, III Senior Vice President Chief Lending Officer

Hampton Roads Board of Directors
Pictured front row, left to right:

Chris P.Kyriakides
P.Douglas Richard

Back row, left to right:

Morgan N.Trimyer, Jr.
Leslie Watson
William R.Waddell
Robert M.Thornton
Berard Harrison

Not pictured: James R.Cooke, Jr.
Benny N. Werner Senior Vice President Retail Banking

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Management's Discussion & Analysis
Executive Overview
Community Financial Corporation is a Virginia corporation. Certain of the information presented herein relates to Community Bank, a wholly owned subsidiary of Community Financial, and Community First Mortgage Corporation, a former wholly owned subsidiary of Community Bank. References in this Annual Report to we, us, our, the Corporation and the Bank refer to Community Financial and/or Community Bank as the context requires.

Community Financial and Community Bank, like all thrift institutions and their holding companies, are subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

The following information is intended to provide investors a better understanding of our financial position and the operating results of Community Financial Corporation and its subsidiary, Community Bank. This discussion is primarily from management's perspective and may not contain all information that is of importance to the reader. Accordingly, the information should be considered in the context of the consolidated financial statements and other related information contained herein.

Our net income is primarily dependent on the difference or spread between the average yield earned on loans and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. Like other financial institutions, we are subject to interest rate risk to the degree that our interest bearing liabilities, primarily deposits and borrowings with short and medium term maturities, mature or reprice more rapidly, or on a different basis, than interest earning assets, primarily loans with longer term maturities than deposits and borrowings. While having liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, such an asset/liability structure may result in lower net income or net losses during periods of rising interest rates, unless offset by other noninterest income. Our net income is also affected by, among other things, fee income, provision for loan and real estate losses, operating expenses and income taxes.

The primary factor contributing to the increase in net interest income for the fiscal year ended March 31, 2005 was the growth in interest-earning assets, primarily loans, while maintaining a relatively stable interest rate spread. While the growth in loans has exceeded management's expectations, we continue to monitor the impact rising interest rates may have on both the growth in interest-earning assets and our interest rate spread. Management anticipates slower loan growth in 2006 fiscal year due to rising interest rates, increased competitive loan pricing and regulatory capital considerations.

Although we maintained a stable interest rate spread in a rising interest rate environment due in part to increased rate adjustments on loans during fiscal 2005, the pace and extent of future interest rate changes will impact our interest rate spread as well as limitations on interest rate adjustments on certain adjustable rate loans. Management anticipates an increase in net interest income during fiscal 2006 due primarily to an increase in loans receivable during both the fourth quarter of fiscal 2005 and expected increases during fiscal 2006. Management also anticipates that our interest rate spread will be impacted by rising short-term interest rates and the related movement of long-term interest rates.

Funding for the growth in interest-earning assets combined with a rising interest rate environment has impacted the composition of our interest-bearing liabilities. While both borrowings from the Federal Home Bank of Atlanta and deposits increased during the fiscal year ended March 31, 2005 the primary source of funding was borrowings. Competitors in our market areas have competed with time deposit rates above what is generally considered by management to be prudent. The utilization of borrowings permitted us to acquire funds at a market rate of interest rather than time deposits at interest rates above the market. Also, as interest rates have increased deposit balances in savings and money market accounts have decreased as customers have transferred funds to time deposits or equities markets. As the level of borrowings increases, management recognizes the need to increase deposits and has instituted strategies to attract time deposits and non-interest bearing transactions accounts. While we have, the capacity to continue to utilize borrowings to meet funding needs, management recognizes the practical long-term limitations of such a funding strategy. Management is also cognizant of the potential for compression in our net interest margin related to the need to acquire funds and the pace of interest rate changes. Management will continue to monitor the level of deposits and borrowings in relation to the current interest rate environment.

Critical Accounting Policies

General
The Corporation's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial information contained within our financial statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standard ("SFAS") No.5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb future loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, past loan loss experience, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating future loan losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Additions to the allowance are charged in operations. Subsequent recoveries, if any, are credited to the allowance. Loans are charged-off partially or wholly at the time management determines collectibility is not probable. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by the Bank's regulators.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could

Our Name Really Does Say It All. 5

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Community Financial Corporation

		March 31, 2005		March 31, 2004
Change in Interest Rate (Basis Points)	Board Limit NPV as % of Assets	$ Change in NPV	% Change in NPV	$ Change in NPV	% Change in NPV
(Dollars in Thousands)
+200	7	-4,460	-11	-943	-2
+100	8	-2,275	-5	-92	0
-0-	9	---	---	---	---
-100	8	426	1	-381	-1
-200	7	-567	-1	---	---

affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or inherent when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair market value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Asset/Liability Management

Management believes it is important to manage the relationship between interest rates and the effect on our net portfolio value. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts. Management of our assets and liabilities is done within the context of the marketplace, but also within limits established by the board of directors on the amount of change in net portfolio value which is acceptable given certain interest rate changes.

Presented in the following table, as of March 31, 2005 and 2004, is an analysis of our interest rate risk as measured by changes in net portfolio value for instantaneous and sustained parallel shifts in the yield curve and compared to our board policy limits. Information is presented in accordance withOffice of Thrift Supervision regulations and based on its assumptions. The Board limits have been established with consideration of the dollar impact of various rate changes and our strong capital position. As illustrated in the table, net portfolio value is not significantly impacted by rising or falling rates as of the date indicated.

Management generally works to maintain a neutral position regarding interest rate risk. In the current interest rate environment, our customers are interested in obtaining long-term credit products and short-term savings products. Management has taken action to counter this trend. A significant effort has been made to reduce the duration and average life of our interest-earning assets. As of March 31, 2005, approximately 68% of our gross loan portfolio consisted of loans which reprice during the life of the loan. We emphasize adjustable-rate mortgage loans and have increased our portfolio of short-term consumer loans.

On the deposit side, management has worked to reduce the impact of interest rate changes by emphasizing noninterest bearing or low interest deposit products and maintaining competitive pricing on longer term certificates of deposit. We have also used Federal Home Loan Bank advances to provide funding for loan originations and to provide liquidity as needed. In managing our asset/liability mix depending on the relationship between long- and short-term interest rates, market conditions, and consumer preference, we may place somewhat greater emphasis on maximizing our net interest income than on strictly matching the interest rate sensitivity of our assets and liabilities. We believe the increased net income that may result from an acceptable mismatch in the actual maturity or repricing of our asset and liability portfolio can provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. We have established limits, which may change from time to time, on the level of acceptable interest rate risk. There can be no assurance, however, that in the event of an adverse change in interest rates, our efforts to limit interest rate risk will be successful.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

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Management's Discussion & Analysis

Average Balances, Interest Rates and Yields

The following table sets forth certain information relating to categories of our interest-earning assets and interest-bearing liabilities for the periods indicated. All average balances are computed on a monthly basis. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended March 31,
	2005			2004			2003
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars in Thousands)
Interest-Earning Assets
Loans	$304,010	$18,009	5.92%	$259,567	$15,666	6.04%	$235,125	$16,051	6.83%
Investment securities and other investments	46,175	2,029	4.39	40,932	1,858	4.54	34,451	1,610	4.67
Total interest-earning assets	350,185	20,038	5.72	300,499	17,524	5.83	269,576	17,661	6.55
Non-interest earning assets	15,874			10,378			10,814
Total assets	$366,059			$310,877			$280,390
Interest-Bearing Liabilities
Deposits	$265,903	4,846	1.82	$253,056	5,184	2.05	$225,576	6,296	2.79
FHLB advances and other borrowings	68,223	1,435	2.10	28,925	358	1.24	25,391	450	1.77
Total interest-bearing liabilities	334,126	6,281	1.88	281,981	5,542	1.97	250,967	6,746	2.69
Other Liabilities	1,636			920			2,096
Total Liabilities	335,762			282,901			253,063
Stockholders' equity	30,297			27,976			27,327
Total liabilities and stockholders' equity	$366,059			$310,877			$280,390
Net interest income/interest rate spread		$13,757	3.84		$11,982	3.86		$10,915	3.86
Net interest-earning assets/net yield on interest-earning assets	$16,059		3.93	$18,518		3.99	$18,609		4.05
Percentage of interest- earning assets to interest- bearing liabilities	104.81%			106.57%			107.41%

Our Name Really Does Say It All. 7

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Community Financial Corporation

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effect of changes in both volume and rate, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.

Year Ended March 31,
	2005 v. 2004			2004 v. 2003
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
(Dollars in Thousands)
Interest-Earning Assets
Loans	$ 2,633	$ (290)	$ 2,343	$ 1,475	$ (1,860)	$ (385)
Investment securities and other investments	230	(59)	171	294	(46)	248
Total interest-earning assets	$ 2,863	$ (349)	$ 2,514	$ 1,769	$ (1,906)	$ (137)
Interest-Bearing Liabilities
Deposits	$ 234	$ (572)	$ (338)	$ 563	$ (1,675)	$ (1,112)
FHLB advances and other borrowings	827	250	1,077	44	(136)	(92)
Total interest-bearing liabilities	$ 1,061	$ (322)	$ 739	$ 607	$ (1,811)	$ (1.204)
Net interest income			$ 1,775			$ 1,067

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Management's Discussion & Analysis

Asset Quality
Asset quality is an important factor in the successful operation of a financial institution. The loss of interest income and principal that may result from nonperforming assets has an adverse effect on earnings, while the resolution of those assets requires the use of capital and managerial resources.

At March 31, 2005, total non-performing assets, consisting of non-performing loans and repossessed automobiles, were $548,000 or .14% of total assets compared to $1,734,000 or .51% at March 31, 2004. Non-performing assets at March 31, 2005 were comprised primarily of single family residential properties delinquent 90 days or more. At March 31, 2005, the largest property in non-performing assets was a residential construction loan with an approximate value of $141,000. Based on current market values of the collateral securing these loans, management anticipates no significant losses in excess of the reserves for losses previously recorded. Due to an uncertain real estate market and the economy in general, no assurances can be given that our level of non-performing assets may not increase in the future.

We maintain an allowance for loan lossesto provide for estimated potential losses in our loan portfolio. We determine the level of reserves based on loan performance, the value of the collateral, economic and market conditions, and previous experience. We review the adequacy of the allowance at least quarterly, utilizing our internal loan classifications system. During fiscal 2005, we increased our allowance for loan losses $376,000, to $3,021,000. Management believes that the loan loss allowance is adequate. We had net charge-offs of $494,000, $140,000, and $186,000, for the years ended March 31, 2005, 2004 and 2003, respectively. The increase in net chargeoffs from 2004 to 2005 is related primarily to the charge-off of one loan in the amount of $230,000. While consumer loans provide a greater yield they generally have a higher rate of charge-offs than mortgage loans. Although management believes it uses the best information available, future adjustments to the allowance may be necessary.

Financial Condition
Total assets increased $62.7 million to $399.6 million at March 31, 2005 as a result of increases in both investment securities of $4.5 million and in loans of

$57.5 million. These increases were funded by both a $15.2 million increase indeposits and a $45.2 million increase in borrowings. Management elected to fund asset growth in fiscal 2005 primarily with borrowings due to the lower relative interest rate cost. The average balance of borrowings increased from $28.2 million and an average interest rate of 1.27% for fiscal 2004 to $68.2 million and 2.10% for fiscal 2005. The increase in deposits is reflected primarily in increased demand deposits of $4.5 million and time deposits of $27.8 million offset by a $17.1 million decrease in savings and money market accounts. The change in deposits is related primarily to rising interest rates and customers preference for higher rate timedeposits. Management believes the increase in time and demand deposits is primarily attributable to maintaining competitive pricing. The increase in loans receivable was due to both a lower rate environment and competitive pricing on both mortgage and consumer loans.

The Hampton Roads region of the Bank experienced growth of $22 million in primarily real estate loans for the fiscal year ended 2005. The Shenandoah Valley region of the Bank had loan growth of approximately $35.5 million in primarily non-mortgage loans including an increase of $17.0 million in automobile dealer loans. Management anticipates slower loan growth in both regions for the 2006 fiscal year due to rising interest rates, increased competitive loan pricing and regulatory capital considerations.

Management anticipates the primary source of funding for loan growth during fiscal 2006 to be from time deposits due to customers' preference for these higher rate products as interest rates increase and the increase in borrowing costs. Management also anticpates a continuing decrease in savings and money market accounts as interest rates are expected to increase during fiscal 2006.

Stockholders' equity increased $2.1 million to $31.3 million at March 31, 2005 compared to March 31, 2004. The increase was the result of $3.8 million of net income and proceeds from option exercises offset by dividends paid to stockholders of $874,000 and a decrease in the unrealized gain on equity securities of $937,000.

Results of Operations
Our results of operations depend primarily on the level of our net interest income and noninterest income and the level of our operating expenses. Net interest income depends upon the value of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

Comparison of Years ended
March 31, 2005 and 2004

General. Net income for the year ended March 31, 2005 was $3,806,000 or $1.76 diluted earnings per share compared to $3,482,000 or $1.63 diluted earnings per share for the year ended March 31, 2004. Net income increased due primarily to an increase in net interest income of $1.8 million.

Interest Income.
Total interest income increased to $20,038,000 for the year ended March 31, 2005 as compared to $17,524,000 for the year ended March 31, 2004. The increase in total interest income can be attributed to an increase in the average dollar volume of interest-earning assets, primarily $44.4 million in loans receivable offset by a decrease in the yield on interest earning assets. Average yields on total interest-earning assets decreased from 5.83% in fiscal 2004 to 5.72% for the current fiscal year due primarily to a lower interest rate environment.

Interest Expense.
Total interest expense increased to $6,281,000 for the year ended March 31, 2005 from $5,542,000 for the year ended March 31, 2004. The increase in total interest expense is primarily attributable an increase in the average dollar volume of interest-bearing liabilities, primarily $39.3 million in borrowings offset by a decrease in the cost of interest bearing liabilities. The cost of funds decreased from 1.97% for the year ended March 31, 2004 to 1.88% for the current year. The increase in deposit balances was due primarily to increases in time deposits for the current fiscal year.

Provision for Loan Losses.
The provision for loan losses increased to $870,000 for the fiscal year ended March 31, 2005 from $846,000 for the fiscal year ended March 31, 2004 due both to an increase in loan growth offset by a decrease in allowances for certain mortgage loans for fiscal 2005. We monitor our loan loss allowance on a quarterly basis and make allocations as necessary. Management believes that the level of our loan loss allowance is adequate. As of March 31, 2005, the total allowance for loan losses amounted to $3,021,000. At

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Community Financial Corporation

March 31, 2005, our allowance as a percentage of total loans receivable was .89% and as a percentage of total nonperforming assets was 548%.

Noninterest Income.
Noninterest income decreased to $2,708,000 in fiscal 2005 as compared to $3,225,000 for the year ended March 31, 2004, the decline in noninterest income was primarily due to the gain on sale of the Bank's mortgage subsidiary in June 30, 2003 and the decreased fees and gain on sale of loans related to the Bank's mortgage subsidiary (See Table 1).

Noninterest Expense.
Total noninterest expense increased to $10,060,000 for the year ended March 31, 2005 from $9,684,000 for the year ended March 31, 2004 due primarily to increased compensation expense related to the employment of additional commercial loan officers and loan support staff offset by decreased compensation expense related to the sale of the Bank's mortgage subsidiary in June 2003. Management anticipates future compensation expense increases to be comparible to fiscal 2005 contingent upon the rate of asset and profitability growth. (See Table 2).

Taxes.
Total taxes increased to $1,730,000 during the year ended March 31, 2005 from $1,195,000 during fiscal 2004. The increase in taxes can be attributed primarily to a one-time rehabilitation tax credit of approximately $391,000 received during fiscal 2004. The effective tax rate for the year ended March 31, 2005 was 31.2% compared to 25.6% for fiscal 2004.

Comparison of Years ended
March 31, 2004 and 2003

General. Net income for the year endedMarch 31, 2004 was $3,482,000 or $1.63 diluted earnings per share compared to $2,906,000 or $1.33 diluted earnings per share for the year ended March 31, 2003. Net income increased due primarily to an increase in net interest income of $1.1 million.

Interest Income.
Total interest income decreased to $17,524,000 for the year ended March 31, 2004 as compared to $17,661,000 for the year ended March 31, 2003. The decrease in total interest income can be attributed to a decrease in the yield on interest earning assets offset by an increase in the average dollar volume of interest-earning assets, primarily $24.4 million in loans receivable. Average yields on total interestearning assets decreased from 6.55% in fiscal 2003 to 5.83% for the current fiscal year 2004 due primarily to a lower interest rate environment.

Interest Expense.
Total interest expense decreased to $5,542,000 for the year ended March 31, 2004 from $6,746,000 for the year ended March 31, 2003. The decrease in total interest expense is primarily attributable to a decrease in the cost of interest bearing liabilities. The cost of funds decreased from 2.69% for the year ended March 31, 2003 to 1.97% for the year ended March 31, 2004. The increase in deposit balances was due primarily to increases in demand deposits for the 2004 fiscal year.

Provision for Loan Losses.
The provision for loan losses increased to $846,000 for the fiscal year ended March 31, 2004 from $451,000 for the fiscal year ended March 31, 2003 due both to an increase in loan growth and in allowances for certain mortgage loans for fiscal 2004. As of March 31, 2004, the total allowance for loan losses amounted to $2,646,000. At March 31, 2004, our allowance as a percentage of total loans receivable was .95% and as a percentage of total non-performing assets was 153%.

Table 1
	Fiscal 2005	Fiscal 2004	Change
Gain on sale of loans	$ -	$ 86,633	$ (86,633)
Gain on sale of subsidiary	-	241,066	(241,066)
Fees from sold loans	5,891	504,648	(498,757)
Other loan fee income	355,574	311,873	43,701
Deposit fee income	1,932,150	1,779,663	152,487
Other	414,654	301,260	113,394
Total noninterest income	$ 2,708,269	$ 3,225,143	$ (516,874)

Table 2
Compensation
	Fiscal 2005	Fiscal 2004	Change

Community Bank	$ 5,669,838	$ 4,805,307	$ 864,531
Community First Mortgage	-	450,627	(450,627)
Total	$ 5,669,838	$ 5,255,934	$ 413,904

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Management's Discussion & Analysis

Noninterest Income.
Noninterest income decreased to $3,225,000 in fiscal 2004 as compared to $3,650,000 for the year ended March 31, 2003, primarily due to decreased fees and gain on sale of loans offset by the gain on the sale of the Bank's mortgage subsidiary in June 2003. (See Table 3).

Noninterest Expense.
Total noninterest expense decreased to $9,684,000 for the year ended March 31, 2004 from $9,954,000 for the year ended March 31, 2003 due primarily to decreased compensation expense related to the sale of the Bank's mortgage subsidiary in June 2003 offset by an increase in data processing costs. (See Table 4).

Taxes.
Total taxes decreased to $1,195,000 during the year ended March 31, 2004 from $1,254,000 during fiscal 2003. The decrease in taxes can be attributed to a one-time rehabilitation tax credit of approximately $391,000 received during fiscal 2004. The effective tax rate for the year ended March 31, 2004 was 25.6% compared to 30.1% for fiscal 2003.

Liquidity and Capital Resources

Our principal sources of funds are customer deposits, advances from the Federal Home Loan Bank of Atlanta, amortization and prepayment of loans, proceeds from the sale of loans and funds provided from operations. Management maintains investments in liquid assets based upon its assessment of (i) our need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets, (iv) the liquidity of our loan portfolio and (v) the objectives of our asset/liability management program.

Liquidity represents our ability to meet our on-going funding requirements for contractual obligations, the credit needs of customers, withdrawal of customers' deposits and operating expenses.

Our dominant source of funds during the year ended March 31, 2005 was from Federal Home Loan Bank advances which increased by $30.0 million. Our cash decreased $2.2 million from $4.5 million at March 31, 2004 to $2.3 million at March 31, 2005. The decrease in cash was related to the increase in loans and investment securities.

At March 31, 2005, we had commitments to purchase or originate $17.0 million of loans. Certificates of deposit scheduled to mature in one year or less at March 31, 2005 totaled $53.8 million. Based on our historical experience, management believes that a significant portion of such deposits will remain with us. Management further believes that loan repayments and other sources of funds will be adequate to meet our foreseeable short- and long-term liquidity needs.

At March 31, 2005, we had tangible and core capital of 7.10% of adjusted total assets, which was in excess of their respective requirements of 1.5% and 4.0%. We also had risk-based capital of 10.25% of risk weighted assets, which also exceeded its requirement of 8.0%. The Bank was considered "well capitalized" as of March 31, 2005.

Impact of Inflation and
Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation. Unlike most industrial companies, virtually all ofthe assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or the same magnitude as the price of goods and services. In the current interest-rate environment, equity, maturity structure and quality of our assets and liabilities are critical to the maintenance of acceptable performance levels.

Table 3
	Fiscal 2004	Fiscal 2003	Change
Gain on sale of loans	$ 86,633	$297,965	$ (211,332)
Gain on sale of subsidiary	241,066	-	241,066
Fees from sold loans	504,648	1,568,340	(1,063,692)
Other loan fee income	311,873	272,055	39,818
Deposit fee income	1,779,663	1,352,029	427,634
Other	301,260	159,172	142,088
Total noninterest income	$ 3,225,143	$ 3,649,561	$ (424,418)

Table 4
Compensation
	Fiscal 2004	Fiscal 2003	Change

Community Bank	$ 4,805,307	$ 4,245,343	$ 559,964
Community First Mortgage	450,627	1,560,952	(1,110,325)
Total	$ 5,255,934	$ 5,806,295	$ (550,361)

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Community Financial Corporation

Off-Balance Sheet
Arrangements

As of March 31, 2005, we have not participated in any material unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special entities. The Corporation does have significant commitments to fund loans in the ordinary course of business. Such commitments and resulting off-balance sheet risk are further discussed in Note 15 to the consolidated financial statements.

Contractual Obligations

charge-offs and loan loss provisions, growth opportunities, interest rates, acquisition and divestiture opportunities, and synergies, efficiencies, cost savings and funding advantages. These forwardlooking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. These forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Accordingly, Community Financial Corporation cautions readers not to place undue reliance on any forward-looking statements. Many of these forward-looking statements monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
  financial market, monetary and interest rate fluctuations, particularly the relative relationship of short-term interest rates to long-term interest rates;
  the timely development of and acceptance of new products and services of Community Financial Corporation and Community Bank, and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
  the impact of changes in financial

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leasees	$ 1,393,591	$ 127,535	$ 293,285	$ 273,790	$ 698,981
Long-Term Debt	5,000,000	-	-	5,000,000	-
Total	$ 6,393,591	$ 127,535	$ 293,285	$ 5,273,790	$ 698,981

Accounting Pronouncements

For a discussion of certain accounting pronouncements implemented by us during fiscal 2005 and new pronouncements which will be implemented in the future, see Summary of Accounting Policies accompanying the Consolidated Financial Statements.

FORWARDING LOOKING
STATEMENTS
This document, including information incorporated by reference, contains, and future filings by Community Financial Corporation on Form 10-K, Form 10-Q and Form 8-K and future oral and written statements by Community Financial Corporation and its management may contain, forward-looking statements about Community Financial Corporation which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, including revenue creation, lending origination, operating efficiencies, loan sales, appear in this document in the President's letter and Management's Discussion and Analysis. Words such as may, could, should, would, believe, anticipate, estimate, expect, intend, plan and similar expressions are intended to identify these forward-looking statements. The important factors discussed below, as well as other factors discussed elsewhere in this document and factors identified in our filings with the Securities and Exchange Commission and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document. Among the factors that could cause our actual results to differ from these forward-looking statements are:
  the strength of the United States economy in general and the strength of the local economies in which we conduct our operations; general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in the credit quality of our loans and other assets;

  the effects of, and changes in, trade,

  services laws and regulations (including laws concerning taxes, accounting standards, banking, securities and insurance); legislative or regulatory changes may adversely affect the business in which we are engaged;
  the impact of technological changes;
  changes in consumer spending and saving habits; and
  our success at managing the risks involved in the foregoing.

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Report of Independent Registered Public Accounting Firm

Yount, Hyde & Barbour, P.C. Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Community Financial Corporation
Staunton, Virginia

We have audited the accompanying consolidated balance sheets of Community Financial Corporation and Subsidiary as of March 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended March 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly,we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Financial Corporation and Subsidiary as of March 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended March 31, 2005, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

Winchester, Virginia
April 13, 2005

50 S. Cameron St. P.O. Box 2560 Winchester, VA 22604 (540) 662-3417	Offices located in: Winchester, Middleburg, Leesburg, and Culpeper, Virginia Member: American Institute of Certified Public Accountants / Virginia Society of Certified Public Accountants

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Community Financial Corporation and Subsidiary

Consolidated Balance Sheets
March 31,	2005	2004

Assets
Cash (including interest bearing deposits of $1,554,563 and $1,658,488)	$ 2,345,769	$ 4,493,661
Securities
Held to maturity (fair value approximates $26,366,018 and $20,998,373)	26,630,865	20,648,291
Available for sale, at fair value	13,496,728	15,012,833
Restricted investment in Federal Home Loan Bank stock, at cost	4,228,700	2,300,000
Loans receivable, net of allowance for loan losses of $3,021,493 and $2,645,765	336,808,373	279,301,167
Real estate owned, net	138,114	621,363
Property and equipment, net	7,845,945	7,280,604
Accrued interest receivable	1,860,982	1,317,129
Prepaid expenses and other assets	6,248,506	5,972,367

Total assets	$ 399,603,982	$ 336,947,415

Liabilities and Stockholders' Equity

Liabilities
Deposits	$ 275,430,388	$ 260,230,949
Advances from Federal Home Loan Bank	76,000,000	46,000,000
Securities sold under agreements to repurchase	15,650,497	428,920
Advance payments by borrowers for taxes and insurance	167,437	136,316
Other liabilities	1,030,576	882,695

Total liabilities	368,278,898	307,678,880

Commitments and Contingencies	-	-

Stockholders' Equity
Preferred stock, $.01 par value, authorized 3,000,000 shares, none outstanding	-	-
Common stock, $.01 par value, 10,000,000 authorized shares, 2,085,106 and 2,078,906 shares outstanding	20,851	20,789
Additional paid-in capital	4,292,815	4,230,512
Retained earnings	25,948,758	23,017,148
Accumulated other comprehensive income, net	1,062,660	2,000,086

Total stockholders' equity	31,325,084	29,268,535

Total liabilities and stockholders' equity	$ 399,603,982	$ 336,947,415

See accompanying summary of accounting policies and notes to consolidated financial statements.

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Community Financial Corporation and Subsidiary

Consolidated Statements of Income
Year Ended March 31,	2005	2004	2003

Interest and dividend income
Loans	$ 18,008,965	$ 15,665,992	$ 16,050,771
Investment securities	1,115,248	1,054,701	1,019,061
Other investments	913,950	802,937	591,166

Total interest and dividend income	20,038,163	17,523,630	17,660,998

Interest expense
Deposits	4,845,625	5,183,608	6,295,618
Borrowed money	1,435,178	358,309	450,606

Total interest expense	6,280,803	5,541,917	6,746,224

Net interest income	13,757,360	11,981,713	10,914,774

Provision for loan losses	870,064	845,577	450,836

Net interest income after provision for loan losses	12,887,296	11,136,136	10,463,938

Noninterest income
Service charges, fees and commissions	2,293,615	2,596,184	3,192,424
Gain on sale of loans	-	86,633	297,965
Gain on sale of subsidiary	-	241,066	-
Other	414,654	301,260	159,172

Total noninterest income	2,708,269	3,225,143	3,649,561

Noninterest expense
Compensation and employee benefits	5,669,838	5,255,934	5,806,295
Occupancy	1,247,458	1,367,910	1,358,019
Data processing	1,340,989	1,296,186	1,056,982
Advertising	391,502	369,103	375,993
Professional fees	242,862	227,977	175,566
Deposit insurance	38,430	38,352	35,726
Other	1,129,411	1,128,861	1,145,563

Total noninterest expense	10,060,490	9,684,323	9,954,144

Income before income taxes	5,535,075	4,676,956	4,159,355

Income taxes	1,729,543	1,195,072	1,253,563

Net income	$ 3,805,532	$ 3,481,884	$ 2,905,792

Earnings per share
Basic	$ 1.83	$ 1.68	$ 1.34
Diluted	$ 1.76	$ 1.63	$ 1.33

See accompanying summary of accounting policies and notes to consolidated financial statements.

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Community Financial Corporation and Subsidiary

Consolidated Statements of Stockholders' Equity Accumulated
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income, Net	Total Stockholders' Equity

Balance, March 31, 2002	$ 22,531	$ 4,326,489	$ 20,223,498	$ 2,122,592	$ 26,695,110
Comprehensive income:
Net income	-	-	2,905,792	-	2,905,792
Change in unrealized gain on available for sale securities, net of tax	-	-	-	(210,441)	(210,441)
Total comprehensive income	-	-	-	-	2,695,351
Cash dividends, $.35 per share	-	-	(754,197)	-	(754,197)
Exercise of stock options	115	119,775	-	-	119,890
Repurchase of stock (200,300 shares)	(2,003)	(380,570)	(2,031,433)	-	(2,414,006)

Balance, March 31, 2003	20,643	4,065,694	20,343,660	1,912,151	26,342,148
Comprehensive income:
Net income	-	-	3,481,884	-	3,481,884
Change in unrealized gain on available for sale securities, net of tax	-	-	-	87,935	87,935
Total comprehensive income	-	-	-	-	3,569,819
Cash dividends, $.39 per share	-	-	(808,396)	-	(808,396)
Exercise of stock options	170	217,276	-	-	217,446
Repurchase of stock (2,441 shares)	(24)	(52,458)	-	-	(52,482)

Balance, March 31, 2004	20,789	4,230,512	23,017,148	2,000,086	29,268,535
Comprehensive income:
Net income	-	-	3,805,532	-	3,805,532
Change in unrealized gain on available for sale securities, net of tax	-	-	-	(937,426)	(937,426)
Total comprehensive income	-	-	-	-	2,868,106
Cash dividends, $.42 per share	-	-	(873,922)	-	(873,922)
Exercise of stock options	62	62,303	-	-	62,365

Balance, March 31, 2005	$ 20,851	$ 4,292,815	$ 25,948,758	$ 1,062,660	$ 31,325,084

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Year Ended March 31,	2005	2004	2003

Operating activities
Net income	$ 3,805,532	$ 3,481,884	$ 2,905,792
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	870,064	845,577	450,836
Depreciation	544,856	779,401	737,630
Gain on sale of loans	-	(86,633)	(297,965)
Gain on sale of subsidiary	-	(241,066)	-
Amortization of premium and accretion of discount on securities, net	13,442	13,687	42,302
Increase (decrease) in net deferred loan origination costs	(544,929)	349,931	(23,850)
Loans originated for sale	-	(24,745,863)	(72,357,946)
Proceeds from loan sales	-	27,228,266	73,395,119
Deferred income tax (benefit) expense	(328,621)	(301,847)	60,260
(Increase) decrease in other assets	87,308	121,448	(74,780)
Increase (decrease) in other liabilities	179,002	(396,280)	(1,534,480)

Net cash provided by operating activities	$ 4,626,654	$ 7,048,505	$ 3,302,918

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Community Financial Corporation and Subsidiary

Consolidated Statements of Cash Flows
Year Ended March 31,	2005	2004	2003

Investing activities
Proceeds from maturities of held to maturity securities	$ 10,950,000	$ 21,674,216	$ 9,520,000
Purchase of held to maturity securities	(16,946,016)	(21,253,437)	(13,817,361)
Purchase of available for sale securities	-	(4,402,332)	(2,462,500)
Net increase in loans	(58,049,420)	(35,972,568)	(27,399,577)
Proceeds from sale of subsidiary	-	1,515,210	-
Purchase of property and equipment	(1,110,197)	(595,116)	(2,781,336)
Proceeds from sale of real estate owned	700,328	1,212,535	915,715
Purchase of bank-owned life insurance	-	(5,000,000)	-
Redemption of FHLB stock	-	-	900,000
Purchase of FHLB stock	(1,928,700)	(600,000)	-

Net cash provided (absorbed) by investing activities	(66,384,005)	(43,421,492)	(35,125,059)

Financing activities
Net increase in certificates of deposit	$ 27,767,643	$ 7,018,418	$ 4,461,065
Net (decrease) increase in savings and checking deposits	(12,568,204)	6,000,338	38,215,672
Proceeds from issuance of common stock	62,365	217,446	119,890
Repurchase of stock	-	(52,482)	(2,414,006)
Increase (decrease) in securities sold under agreements to repurchase	15,221,577	(344,805)	(177,080)
Dividends paid	(873,922)	(808,396)	(754,197)
Proceeds from (repayments of) advances	30,000,000	24,000,000	(6,000,000)

Net cash provided by financing activities	59,609,459	36,030,519	33,451,344
Increase (decrease) in cash and cash equivalents	(2,147,892)	(342,468)	1,629,203
Cash and cash equivalents - beginning of year	4,493,661	4,836,129	3,206,926

Cash and cash equivalents - end of year	$ 2,345,769	$ 4,493,661	$ 4,836,129

Supplemental Disclosure of Cash Flow Information

Cash payments of interest expense	$ 6,049,364	$ 5,545,253	$ 7,903,965

Cash payments of income taxes	$ 1,515,009	$ 1,818,789	$ 1,547,515

Supplemental Schedule of Non-Cash Investing and Financing Activities

Net change in unrealized gain on ecurities available for sale	$ (1,511,980)	$ 141,830	$ (339,421)

Transfers from loans to real estate acquired through foreclosure	$ 217,079	$ 1,113,963	$ 768,205

See accompanying summary of accounting policies and notes to consolidated financial statements.

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Summary of Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Community Financial Corporation (the "Corporation") and its wholly-owned subsidiary, Community Bank (the "Bank") and Community First Mortgage Corporation ("Community First Mortgage"), a wholly-owned subsidiary of the Bank. Community First Mortgage was sold on June 30, 2003. All material intercompany accounts and transactions have been eliminated in consolidation.

Nature of Business and
Regulatory Environment
The Bank is a federally chartered savings association and the primary asset of the Corporation. The Corporation provides a full range of banking services to individual and corporate customers through its wholly-owned subsidiary.

The Office of Thrift Supervision ("OTS") is the primary regulator for federally chartered savings associations, as well as well as savings and loan holding companies.

The Bank's deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC has specific authority to prescribe and enforce such regulations and issue such orders as it deems necessary to prevent actions or practices by savings associations that pose a serious threat to the SAIF.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was effective January 1, 1993. FDICIA contained provisions which allow regulators to impose prompt corrective action on undercapitalized institutions in accordance with a categorized capital-based system.

Estimates
In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits and federal funds sold.

Securities
Investments in debt securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using the level yield method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their market value below amortized cost. Investment in Federal Home Loan Bank stock is stated at cost.

Investments in debt and equity securities classified as available for sale are stated at market value with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effect, until realized.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the

Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Receivable
Loans receivable consists primarily of long-term real estate loans secured by first deeds of trust on single family residences, other residential property, commercial property and land located primarily in the state of Virginia. Interest income on mortgage loans is recorded when earned and is recognized based on the level yield method. The Corporation provides an allowance for accrued interest deemed to be uncollectible, which is netted against accrued interest receivable in the consolidated balance sheets.

The Corporation defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments. Any unamortized net fees on loans fully repaid or sold are recognized as income in the year of repayment or sale.

The Corporation places loans on nonaccrual status after being delinquent greater than 90 days or earlier if the Corporation becomes aware that the borrower has entered bankruptcy proceedings, or in situations in which the loans have developed inherent problems prior to being 90 days delinquent that indicate payments of principal or interest will not be made in full. Whenever the accrual of interest is stopped, previously accrued but uncollected interest income is reversed. Thereafter, interest is recognized only as cash is received until the loan is reinstated to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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Community Financial Corporation and Subsidiary

Allowance for Loan Losses
The allowance for loan losses is maintained at a level considered by management to be adequate to absorb future loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, past loan loss experience, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating future loan losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Additions to the allowance are charged to operations. Subsequent recoveries, if any, are credited to the allowance. Loans are charged-off partially or wholly at the time management determines collectibility is not probable. Management's assessment of the adequacy of the allowance is also subject to evaluation and adjustment by the Bank's regulators.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Real Estate Owned
Real estate acquired through foreclosure is initially recorded at the lower of fair value, less selling costs, or the balance of the loan on the property at the date of foreclosure. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

Property and Equipment Property and equipment is stated at cost less accumulated depreciation. Provisions for depreciation are computed using the straight-line method over the estimated useful lives of the individual assets. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred. Estimated useful lives are three to ten years for furniture and equipment and five to fifty years for buildings and improvements.

Income Taxes
Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share
Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options and are determined using the treasury stock method.

Advertising Costs
The Corporation follows the policy of charging the costs of advertising to expense as incurred.

Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.

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Community Financial Corporation and Subsidiary

Recent Accounting
Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This Interpretation provides guidance with respect to the identification of variable interest entities when the assets, liabilities, non-controlling interests, and results of operations of a variable interest entity need to be included in an entity's consolidated financial statements. An entity is deemed a variable interest entity, subject to the interpretation, if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or in cases in which the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Due to significant implementation issues, the FASB modified the wording of FIN 46 and issued FIN 46R in December of 2003. FIN 46R deferred the effective date for the provisions of FIN 46 to entities other than Special Purpose Entities (SPEs) until financial statements issued for periods ending after March 15, 2004. SPEs were subject to the provisions of either FIN 46 or FIN 46R as of December 15, 2003.Management has evaluated the Corporation's investments in variable interest entities and potential variable interest entities or transactions. The adoption of FIN 46 and FIN 46R did not have a material effect on the Corporation's consolidated financial position or consolidated results of operations.

In December 2003, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of the SOP applies to unhealthy "problem" loans that have been acquired, either individually in a portfolio, or in a business acquisition. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP does not apply to loans originated by the Corporation. The Corporation adopted the provisions of SOP 03-3 effective January 1, 2005. The initial implementation did not have a significant effect on the Corporation's consolidated financial position or consolidated results of operations.

Emerging Issues Task Force Issue No. (EITF) 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain

Investments", was issued and is effectiveMarch 31, 2004. EITF 03-1 provides guidance for determining the meaning of "other-than- temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115) and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Corporation can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board delayed the effective date for the measurement and recognition guidance contained in Issue 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in Issue 03-1 was not delayed.

EITF No. 03-16, "Accounting for Investments in Limited Liability Companies", was ratified by the FASB and is effective for reporting periods beginning after June 15, 2004. APB Opinion No. 18, "The Equity Method of Accounting Investments in Common Stock," prescribes the accounting for investments in common stock of corporations that are not consolidated. AICPA Accounting Interpretation 2, "Investments in Partnerships Ventures," of Opinion 18, indicates that "many of the provisions of the Opinion would be appropriate in accounting" for partnerships. In EITF Abstracts, Topic No. D-46, "Accounting for Limited Partnership Investments," the SEC staff clarified its view that investments of more than 3 to 5 percent are considered to be more than minor and, therefore, should be accounted for using the equity method. Limited liability companies (LLCs) have characteristics of both corporations and partnerships, but are dissimilar from both in certain respects. Due to those similarities and differences, diversity in practice exists with respect to accounting for noncontrolling investments in LLCs. The consensus reached was that an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a non-controlling investment should be accounted for using the cost method or the equity method of accounting. The adoption of EITF No. 03-16 did not have an impact on the consolidated financial statements of the Corporation.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in sharebased payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). The entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This Statement is effective for public entities as of the beginning of the first annual reporting period that begins after June 15, 2005 (as amended by the SEC). Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. The provisions for SFAS No. 123R do not impact the Corporation's results of operations at the present time.

In March 2005, the SEC issued SAB 107. SAB 107 expresses the views of the SEC staff regarding the interaction of SFAS No. 123R and certain SEC rules and regulations and the valuation of share-based payment arrangements for public companies. SAB 107 does not impact the Corporation's results of operations at the present time.

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Notes to Consolidated Financial Statements

1. Stock-Based Employee Compensation Plan
At March 31, 2005, the Corporation had a stock-based employee compensation plan which is described more fully in Note 14. The Corporation accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. In determining the pro forma amounts below, the value of each grant is estimated at the grant date using the Black-Scholes option-pricing model, with the following weighted-average assumptions for grants in 2005, 2004 and 2003: dividend rate of 2.53%, 2.71% and 2.78%: risk-free interest rate of 5.00%, 4.54% and 4.25%; expected lives of 10 years; and expected price volatility of 18.54%, 18.02% and 18.46%.

Year Ended March 31,	2005	2004	2003

Net income, as reported	$ 3,805,532	$ 3,481,884	$ 2,905,792
Additional expense had the Corporation Adopted SFAS No. 123	243,636	271,314	22,083

Pro forma net income	$ 3,561,896	$ 3,210,570	$ 2,883,709

Earnings per share:
Basic - as reported	$ 1.83	$ 1.68	$ 1.34
Basic - pro forma	1.71	1.55	1.33
Diluted - as reported	1.76	1.63	1.33
Diluted - pro forma	1.64	1.50	1.32

2. Securities A summary of the amortized cost and estimated market values of securities is as follows:

March 31, 2005

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Gross Market Value
Held to Maturity
United States government and agency obligations	$ 23,834,062	$ 15,575	$ 298,996	$ 23,550,641

State and municipal obligations	2,796,803	30,787	12,213	2,815,377

	26,630,865	46,362	311,209	26,366,018

Available for Sale
Equity securities	11,782,765	3,162,020	1,448,057	13,496,728

	$ 38,413,630	$ 3,208,382	$ 1,759,266	$ 39,862,746

March 31, 2004

Held to Maturity
United States government and agency obligations	$ 17,335,421	$ 174,931	$ -	$ 17,510,352

State and municipal obligations	3,312,870	175,151	-	3,488,021
	20,648,291	350,082	-	20,998,373

Available for Sale
Equity securities	11,786,890	3,451,600	225,657	15,012,833

	$ 32,435,181	$ 3,801,682	$ 225,657	$ 36,011,206

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Community Financial Corporation and Subsidiary

2. Securities (continued) The amortized cost and estimated market value of securities at March 31, 2005, by contractual maturity, are as follows:

	Amortized Cost	Estimated Market Value

Held to Maturity
Within one year or less	$ 590,367	$ 591,412
After one through five years	23,540,498	23,303,856
Due in more than five years	2,500,000	2,470,750

	26,630,865	26,366,018

Available for Sale
Equity securities	11,782,765	13,496,728

	$ 38,413,630	$ 39,862,746

Securities having a market value of $15,792,818 and $1,824,418 at March 31, 2005 and 2004, respectively, were pledged by the Corporation for purposes required by law.

Information pertaining to securities with gross unrealized losses at March 31, 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

March 31, 2005
	Less Than Twelve Months		Twelve Months and over

	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value

Held to Maturity
United States government and agency obligations	$ 298,996	$ 21,790,016	$ -	$ -
State and municipal obligations	12,213	394,789	-	-

	311,209	22,184,805	-	-
Available for Sale
Equity securities	579,275	6,784,350	868,782	3,478,031

	$ 890,484	$ 28,969,155	$ 868,782	$ 3,478,031

March 31, 2004

	Less Than Twelve Months		Twelve Months and over

	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value

Available for Sale Equity securities	$ 225,657	$ 4,125,281	$ -	$ -

At March 31, 2004, no securities held to maturity were in an unrealized loss position.

At March 31, 2005, 46 debt securities had unrealized losses with aggregate depreciation of 1.3% from the Corporation's amortized cost basis. These unrealized losses related principally to government agencies. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies and whether downgrades by bond debt rating agencies have occurred. As management has the ability and intent to hold debt securities until maturity, or for the foreseeable future, no declines are deemed to be other than temporary.

At March 31, 2005, four marketable equity securities had unrealized losses with aggregate depreciation of 12% from the Corporation's cost basis. The securities have an investment grade rating of AA or better. These unrealized losses relate primarily to government agencies and have existed for less than twelve months for three of the issues and less than twenty-four months for one issue. The movement in the market value of the securities is closely related to changes in interest rates. In analyzing the issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies and whether downgrades by bond debt rating agencies have occurred. As management has the ability and intent to hold these equity securities for the foreseeable future, no declines are deemed to be other than temporary.

Management evaluates securities for other than temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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Notes to Consolidated Financial Statements

3. Loans Receivable, Net Loans receivable are summarized as follows:

March 31,	2005	2004

Residential real estate	$123,256,206	$121,142,826
Commercial real estate	95,700,285	73,107,189
Construction	35,018,563	25,320,639
Commercial business	30,174,159	16,360,783
Consumer	68,713,300	55,939,434

	352,862,513	291,870,871

Less:
Loans in process	14,133,160	10,479,523
Deferred loan (costs), net	(1,100,513)	(555,584)
Allowance for loan losses	3,021,493	2,645,765

	16,054,140	12,569,704

	$336,808,373	$279,301,167

Loans serviced for others amounted to approximately $1,117,301 and $1,374,876 at March 31, 2005 and 2004, respectively. The loans are not included in the accompanying consolidated balance sheets.

A summary of the allowance for loan losses is as follows:

Year Ended March 31,	2005	2004	2003

Balance at beginning of year	$2,645,765	$1,940,425	$1,675,679
Provision for loan loss	870,064	845,577	450,836
Loans charged-off	(679,865)	(289,225)	(243,179)
Recoveries of loans previously charged-off	185,529	148,988	57,089

Balance at end of year	$3,021,493	$2,645,765	$1,940,425

Impaired loans with a valuation allowance totaled $25,965 and $410,284 as of March 31, 2005 and 2004, respectively. The average investment in impaired loans for the years ended March 31, 2005 and 2004 totaled $160,307 and $165,203, respectively. No interest income was recognized on these loans.

There were no impaired loans during the year ended March 31, 2003. No additional funds are committed to be advanced in connection with impaired loans. There were no loans past due 90 days and still accruing interest.

Nonaccrual loans excluded from impaired loan disclosure amounted to $386,763, $702,506 and $1,165,198 at March 31, 2005, 2004 and 2003, respectively. If interest on these loans had been accrued, such income would have approximated $9,082, $29,094 and $80,098 for the years ended March 31, 2005, 2004 and 2003, respectively.

4. Property and Equipment

Property and equipment are summarized as follows:

March 31,	2005	2004

Buildings	$ 7,253,919	$ 6,505,452
Land and improvements	2,189,516	2,182,566
Furniture and equipment	3,936,413	3,550,209
Construction in progress	8,971	40,395

	13,388,819	12,278,622
Less accumulated depreciation and amortization	5,542,874	4,998,018

Property and equipment, net	$ 7,845,945	$ 7,280,604

Depreciation expense for the years ended March 31, 2005, 2004 and 2003 amounted to $544,856, $779,401 and $737,630, respectively. 5. Deposits Deposits are summarized as follows:

March 31,	2005	2004

Demand deposits
Noninterest bearing	$ 25,885,375	$ 25,491,504
Savings accounts	41,908,251	52,266,951
NOW accounts	28,338,186	24,249,937
Money market deposit accounts	16,042,721	22,734,345

Total demand deposits	112,174,533	124,742,737
Time deposits	163,255,855	135,488,212

	$ 275,430,388	$ 260,230,949

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Community Financial Corporation and Subsidiary

5. Deposits (continued)

The aggregate amount of time deposit accounts with a minimum denomination of $100,000 was $42,157,813 and $29,319,664 at March 31, 2005 and 2004, respectively.

Time deposits mature as follows:

Years Ended March 31,

2006	$ 53,769,046
2007	48,862,646
2008	47,188,236
2009	5,317,178
2010	8,118,749

$ 163,255,855

At March 31, 2005 and 2004, overdraft demand deposits reclassified to loans totaled $61,998 and $54,074, respectively. Interest expense on deposits is summarized as follows:

Years Ended March 31,	2005	2004	2003
Time deposits	$ 4,238,489	$ 4,189,441	$ 4,543,999
Money market deposit and NOW accounts	249,336	390,878	559,868
Savings	357,800	603,289	1,191,751

	$ 4,845,625	$ 5,183,608	$ 6,295,618

6. Fair Value of Financial Instruments The estimated fair values of the Corporation's financial instruments are as follows:

March 31,	2005		2004
(In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Cash and cash equivalents	$ 2,346	$ 2,346	$ 4,494	$ 4,494
Securities	40,128	39,863	35,661	36,011
Federal Home Loan Bank stock, restricted	4,229	4,229	2,300	2,300
Loans, net	336,808	336,071	279,301	283,141
Accrued interest receivable	1,861	1,861	1,317	1,317
March 31,	2005		2004

(In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial liabilities
Deposits	$ 275,430	$ 279,122	$ 260,231	$ 263,010
Advances from Federal Home Loan Bank	76,000	75,707	46,000	46,000
Securities sold under agreements to repurchase	15,650	15,650	429	429
Accrued interest payable	319	319	87	87

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents

For those short-term investments, the carrying amount is a reasonable estimate of fair value.

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Notes to Consolidated Financial Statements

6. Fair Value of Financial Instruments (continued)

Securities

Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans receivable

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Advances from Federal Home Loan Bank

For advances that mature within one year of the balance sheet date, carrying value is considered a reasonable estimate of fair value. The fair values of all other advances are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rate for similar types of advances.

Securities sold under agreements to repurchase

Securities sold under agreements to repurchase are treated as short-term borrowings and the carrying value approximates fair value.

Accrued interest

The carrying amounts of accrued interest approximate fair value.

Off-balance sheet instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At March 31, 2005 and 2004, the carrying amounts of loan commitments and standby letters of credit were deemed immaterial.

7. Advances from Federal Home Loan Bank

Advances from the Federal Home Loan Bank are summarized as follows:

Due in year ending March 31,

2006	$ 71,000,000
2010	5,000,000

$ 76,000,000

The weighted average interest rate on advances was 3.13% and 1.25% at March 31, 2005 and 2004, respectively. These advances are collateralized by the investment in FHLB stock and the Corporation's portfolio of first mortgage loans, multi-family, commercial real estate, second mortgage and home equity lines of credit under a Blanket Floating Lien Agreement. Value of this collateral as of March 31, 2005 was $146,192,926.

Information related to borrowing activity from the Federal Home Loan Bank is as follows:

Year Ended March 31,	2005	2004	2003

Maximum amount outstanding during the year	$78,000,000	$46,000,000	$30,000,000

Average amount outstanding during the year	$64,183,562	$27,721,163	$23,428,100

Average interest rate during the year	2.09%	1.27%	1.78%

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Community Financial Corporation and Subsidiary

8. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are secured borrowings that generally mature within one to four days from the transaction date. These amounts are recorded at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

The following is a summary of certain information regarding the Corporation's repurchase agreements:

Year Ended March 31,	2005	2004	2003

Balance at end of year	$ 15,650,497	$ 428,920	$ 773,725

Weighted average interest rate during the yea	2.39%	1.28%	2.09%

Average amount outstanding during the year	$ 4,039,633	$ 479,448	$ 1,564,676

Maximum amount outstanding at any month end during the year	$ 15,650,497	$ 1,008,658	$ 3,057,918

9. Income Taxes Deferred tax assets (liabilities), included in the consolidated balance sheets are as follows:

March 31,	2005	2004

Deferred tax assets
Allowance for losses	$ 1,148,167	$ 1,005,391
Deferred compensation	102,739	11,811
Other	21,467	36,900

	1,272,373	1,054,102

Deferred tax liabilities
Depreciable assets	(236,465)	(360,394)
Unrealized gain on securities available for sale	(651,305)	(1,225,858)
FHLB stock	-	(15,521)
Pension	(40,605)	(11,505)

	(928,375)	(1,613,270)

Net deferred tax asset (liability)	$ 343,998	$ (559,176)

The provision for income taxes charged to operations for the years ended March 31, 2005, 2004 and 2003, consists of the following:

Year Ended March 31,	2005	2004	2003

Current	$ 2,058,164	$ 1,496,919	$ 1,193,303
Deferred	(328,621)	(301,847)	60,260

	$ 1,729,543	$ 1,195,072	$ 1,253,563

Differences between the statutory and effective tax rates are summarized as follows:

Year Ended March 31,	2005	2004	2003

Tax at statutory rate	34.0%	34.0%	34.0%
Increases (decreases) in taxes resulting from:
State income taxes, net of federal benefit (expense)	2.6	(0.2)	2.8
Non-taxable interest and dividend received deduction	(3.1)	(3.5)	(2.9)
Rehabilitation tax credit	-	(3.7)	-
Bank-owned life insurance	(1.4)	(0.1)	-
Other	(0.9)	(0.9)	(3.8)

	31.2%	25.6%	30.1%

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Notes to Consolidated Financial Statements

10. Comprehensive Income The components of other comprehensive income (loss) are summarized as follows:

Year Ended March 31,	2005	2004	2003

Unrealized gains (losses) on securities:
Unrealized holding gain (loss) arising during the period	$ (1,511,980)	$ 141,830	$ (339,421)
Income tax (expense) benefit related to items of other comprehensive income	574,554	(53,895)	128,980

Other comprehensive income (loss), net of tax	$ (937,426)	$ 87,935	$ (210,441)

11. Stockholders' Equity and Regulatory Capital Requirements

Savings institutions must maintain specific capital standards that are no less stringent than the capital standards applicable to national banks. The OTS regulations currently have three capital standards including (i) a tangible capital requirement, (ii) a core capital requirement, and (iii) a risk-based capital requirement. The tangible capital standard requires savings institutions to maintain tangible capital of not less than 1.5% of adjusted total assets. The core capital standard requires a savings institution to maintain core capital of not less than 4.0% of adjusted total assets. The risk-based capital standard requires risk-based capital of not less than 8.0% of risk-weighted assets.

The following table represents the Bank's regulatory capital levels, relative to the OTS requirements applicable at that date:

March 31, 2005	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount

(In Thousands)

Tangible Capital	$ 6,036	1.50%	$ 28,551	7.10%	$ 22,515
Core Capital	16,095	4.00	28,551	7.10	12,456
Risk-based Capital	25,202	8.00	32,289	10.25	7,087

March 31, 2005	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount

Tangible Capital	$ 5,053	1.50%	$ 25,761	7.65%	$ 20,708
Core Capital	13,477	4.00	25,761	7.65	12,284
Risk-based Capital	20,707	8.00	29,523	11.41	8,816

The Bank may not declare or pay a cash dividend, or repurchase any of its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below certain requirements imposed by federal regulations.

Capital distributions by OTS-regulated savings banks are limited by regulation ("Capital Distribution Regulation"). Capital distributions are defined to include, in part, dividends, stock repurchases and cash-out mergers. The Capital Distribution Regulation permits a "Tier 1" savings bank to make capital distributions during a calendar year equal to net income for the current year plus the previous two years net income, less capital distributions paid over that same time period. Any distributions in excess of that amount require prior OTS notice, with the opportunity for OTS to object to the distribution. A Tier 1 savings bank is defined as a savings bank that has, on a pro forma basis after the proposed distribution, capital equal to or greater than the OTS fully phased-in capital requirement and has not been deemed by the OTS to be "in need of more than normal supervision". The Bank is currently classified as a Tier 1 institution for these purposes. The Capital Distribution Regulation requires that savings banks provide the applicable OTS District Director with a 30-day advance written notice of all proposed capital distributions whether or not advance approval is required by the regulation.

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Community Financial Corporation and Subsidiary

12. Earnings Per Share

During the year ended March 31, 2003, the Board of Directors authorized a stock repurchase program of 184,353 shares of the Corporation's stock. During the years ended March 31, 2004 and 2003, 2,441 and 200,300 shares, respectively, were repurchased for an aggregate amount of approximately $52,482 and $2,414,006, respectively. No shares were repurchased during the fiscal year ended March 31, 2005.

Earnings per share is calculated as follows:

Year Ended March 31,	2005	2004	2003

Basic earnings per share
Income available to common shareholders	$ 3,805,532	$ 3,481,884	$ 2,905,792

Weighted average shares outstanding	2,080,302	2,073,597	2,168,306

Basic earnings per share	$ 1.83	$ 1.68	$ 1.34

Diluted earnings per share
Income available to common shareholders	$ 3,805,532	$ 3,481,884	$ 2,905,792

Weighted average shares outstanding	2,080,302	2,073,597	2,168,306
Dilutive effect of stock options	85,518	65,498	23,912

Total weighted average shares outstanding	2,165,820	2,139,095	2,192,218

Diluted earnings per share	$ 1.76	$ 1.63	$ 1.33

During the years ended March 31, 2004 and 2003, stock options representing 18,700 and 62,150 shares on average were not included in the calculation of earnings per share because they would have been antidilutive. No stock options were excluded for the year ended March 31, 2005. For the years presented, there was no adjustment to income for potential common shares.

13. Employee Benefit Plans

Pension Plan

The Corporation has a noncontributory defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average compensation. The Corporation's funding policy is to contribute amounts to the pension trust at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA), but not in excess of the maximum tax deductible amount. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The following is a summary of information with respect to the plan:

Year Ended March 31,	2005	2004	2003

Change in benefit obligation:
Benefit obligation at beginning of year	$ 1,576,290	$ 1,405,489	$ 1,078,895
Service cost	187,751	185,765	134,360
Interest cost	101,710	87,246	73,074
Actuarial (gain) loss	351,778	(49,477)	140,433
Benefits paid	(21,273)	(52,733)	(21,273)

Benefit obligation at end of year	$ 2,196,256	$ 1,576,290	$ 1,405,489

Change in plan assets:
Fair value of plan assets at beginning of year	$ 1,362,096	$ 1,156,714	$ 956,857
Actual return on plan assets	73,297	64,933	59,189
Employer contribution	251,761	193,182	161,941
Benefits paid	(21,273)	(52,733)	(21,273)

Fair value of plan assets at end of year	$ 1,665,881	$ 1,362,096	$ 1,156,714

Funded status	(530,375)	(214,194)	(248,775)
Unrecognized net actuarial loss	637,992	267,133	310,474
Unrecognized net asset at transition	-	-	(8,262)

Prepaid pension cost	$ 107,617	$ 52,939	$ 53,437

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Notes to Consolidated Financial Statements

13. Employee Benefit Plans (continued)

The accumulated benefit obligation for the defined benefit pension plan was $1,404,341, $1,109,601 and $933,506 as of March 31, 2005, 2004 and 2003, respectively.

Year Ended March 31,	2005	2004	2003

The components of net periodic pension cost are as follows:

Service cost	$ 187,751	$ 185,765	$ 134,360
Interest cost	101,710	87,246	73,074
Expected return on plan assets	(101,293)	(84,612)	(70,933)
Amortization of net asset at transition	-	(8,262)	(8,267)
Amortization of prior service cost	-	-	3,104
Recognized net actuarial loss	8,915	13,543	4,268

	$ 197,083	$ 193,680	$ 135,606

The following assumed rates were used in determining the benefit obligations:

Year Ended March 31,	2005	2004	2003

Weighted average discount rate	6.00%	6.50%	6.25%

Increase in future compensation levels	5.00%	5.00%	5.00%

The following assumed rates were used in determining the net periodic pension costs:

Year Ended March 31,	2005	2004	2003

Weighted average discount rate	6.50%	6.50%	6.25%

Expected long-term rate of return on plan assets	7.50%	7.50%	7.50%

Increase in future compensation levels	5.00%	5.00%	5.00%

The measurement dates used to value the plan assets were December 31, 2004, 2003 and 2002.

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their investment advisors. The rate is intended to reflect the average rate of earnings expected to be earned on the funds invested to provide plan benefits. Historical performance is reviewed with respect to real rates of return (net of inflation) for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Asset Allocation

The pension plan's weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

December 31,	2004	2003

Fixed income securities	69%	67%
Equity securities	9%	9%
Cash	22%	24%

	100%	100%

Funds are invested in a participation guarantee contract of the selected insurance company. The funds are in the general assets of the guaranteeing company which are primarily long-term bonds and long-term mortgages. Funds are guaranteed by the insurance company against failed investments. Interest is credited annually to the funds.

The Corporation expects to contribute $263,000 to its pension plan during the year ending March 31, 2005.

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Community Financial Corporation and Subsidiary

13. Employee Benefit Plans (continued) Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows: Year Ending March 31,

2006	$ 31,754
2007	30,336
2008	30,763
2009	46,143
2010	87,550
2011-2015	670,296

Employee Stock Ownership Plan

The Employee Stock Ownership and 401(k) Profit Sharing Plan (the "Plan") is a combination of a profit sharing plan with 401(k) and a stock bonus plan. The Plan provides for retirement, death, and disability benefits for all eligible employees.

An employee becomes eligible for participation after completion of one year of service. After meeting the eligibility requirements, an employee becomes a member of the Plan on the earliest January 1, April 1, July 1, or October 1 occurring on or after his or her qualification.

The contributions to the Plan are discretionary and are determined by the Board of Directors. The contributions are limited annually to the maximum amount permitted as a tax deduction under the applicable Internal Revenue Code provisions.

Profit-sharing expenses were approximately $138,100, $123,900 and $94,300 for the years ended March 31, 2005, 2004 and 2003, respectively.

Deferred Compensation Plans

During the year ended March 31, 2004, the Corporation adopted deferred compensation plans for the Board of Directors, President and four Executive Officers. Benefits are to be paid in monthly installments commencing at retirement and ending upon the death of the director or officer. The agreement provides that if board membership or employment is terminated for reasons other than death or disability prior to retirement age, the amount of benefits would be reduced. The deferred compensation expense for the years ended March 31, 2005 and 2004, based on the present value of the retirement benefits, was $239,000 and $31,000, respectively. The plans are unfunded; however, life insurance has been acquired on the life of the employees in amounts sufficient to discharge the obligation.

14. Stock Option Plan

The Corporation has a noncompensatory stock option plan (the "Plan") designed to provide long-term incentives to employees. All options are exercisable upon grant date.

The following table summarizes options outstanding:

Year Ended March 31,	2005		2004		2003

	Shares	Weighted - Average Exercise Price	Shares	Weighted - Average Exercise Price	Shares	Weighted - Average Exercise Price

Options outstanding at beginning of year	257,850	$ 13.77	200,150	$ 11.73	204,750	$ 11.56
Granted	50,000	22.44	74,800	18.68	7,000	14.52
Forfeited	-	-	(100)	12.00	(100)	12.00
Exercised	(6,200)	9.01	(17,000)	11.28	(11,500)	10.43

Options outstanding at end of year	301,650	$ 15.32	257,850	$ 13.77	200,150	$ 11.73

Weighted-average fair value of options granted during the year		$ 5.75		$ 4.24		$ 3.15

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Notes to Consolidated Financial Statements

14. Stock Option Plan (continued) The following table summarizes information about stock options outstanding and exercisable at March 31, 2005:

	Options Outstanding and Exercisable

Range of Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$ 8.25 - $ 9.90	47,500	5.53	9.69
$10.00 - $15.63	129,350	3.29	12.68
$17.50 - $22.44	124,800	9.20	20.18

15. Commitments and Contingencies

The Corporation is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At March 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk:

Contract Amount

March 31,	2005	2004

(In Thousands)

Commitments to grant loans	$ 17,027	$ 16,948
Unfunded commitments under lines of credit	27,646	21,133
Standby letters of credit	1,178	941

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

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Community Financial Corporation and Subsidiary

15. Commitments and Contingencies (continued)

Leases

The Corporation is obligated under several noncancellable operating leases. Future minimum annual rental commitments under the leases are as follows:

Year Ending March 31,	Amount

2006	$ 127,535
2007	164,556
2008	128,729
2009	134,976
2010	138,814
Thereafter	698,981

$ 1,393,591

Total lease expense was approximately $129,000, $133,000 and $271,000 for the years ended March 31, 2005, 2004 and 2003, respectively.

In the normal course of business, the Corporation has entered into employment or severance agreements with certain officers of the Bank.

The Corporation maintains its cash accounts in several correspondent banks. As of March 31, 2005, deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) were approximately $1,602,000.

16. Related Party Transactions

The Corporation has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal shareholders, executive officers, their immediate families and affiliated companies in which they are principal shareholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. At March 31, 2005 and 2004, these loans totaled $405,521 and $362,222, respectively. During the year ended March 31, 2005, total principal additions were $110,000 and total principal payments were $66,701.

17. Sale of Subsidiary

On June 30, 2003, the Corporation sold Community First Mortgage. Community First Mortgage was a wholly-owned mortgage banking subsidiary of the Bank established in November 1997 for the purpose of originating and selling mortgage loans. The proceeds on the sale of this subsidiary were $1,515,210 resulting in a gain of $241,066. The results of the Community First Mortgage's operations are included in the consolidated statements of income through the date of disposition.

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Notes to Consolidated Financial Statements

18. Selected Quarterly Financial Data (Unaudited) Condensed quarterly consolidated financial data is shown as follows: (Dollars in thousands except per share data)

Year Ended March 31, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total interest income	$ 4,567	$ 4,922	$ 5,137	$ 5,412
Total interest expense	1,349	1,447	1,626	1,859

Net interest income	3,218	3,475	3,511	3,553
Provision for loan losses	164	127	208	371

Net interest income after provision for loan losses	3,054	3,348	3,303	3,182
Other income	677	674	658	699
Other expenses	2,420	2,492	2,577	2,571

Income before income taxes	1,311	1,530	1,384	1,310
Income tax expense	419	499	444	367

Net income	$ 892	$ 1,031	$ 940	$ 943

Earnings per share
Basic	$ 0.43	$ 0.49	$ 0.45	$ 0.46
Diluted	$ 0.41	$ 0.48	$ 0.43	$ 0.44

Year Ended March 31, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total interest income	$ 4,425	$ 4,322	$ 4,377	$ 4,400
Total interest expense	1,458	1,375	1,358	1,351

Net interest income	2,967	2,947	3,019	3,049
Provision for loan losses	147	98	152	449
Net interest income after provision for loan losses	2,820	2,849	2,867	2,600
Other income	1,407	592	608	618
Other expenses	2,755	2,249	2,294	2,386

Income before income taxes	1,472	1,192	1,181	832
Income tax expense	475	356	353	11

Net income	$ 997	$ 836	$ 828	$ 821

Earnings per share
Basic	$ 0.48	$ 0.41	$ 0.40	$ 0.39
Diluted	$ 0.47	$ 0.39	$ 0.39	$ 0.38

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Community Financial Corporation and Subsidiary

19. Condensed Financial Information of the Corporation (Parent Company Only)

Condensed Balance Sheets
March 31,	2005	2004

Assets
Investment in the Bank, at equity	$ 29,614,495	$ 27,761,119
Cash	1,071,418	959,198
Prepaid expenses and other assets	639,304	548,227

Total assets	$ 31,325,217	$ 29,268,544

Liabilities and Stockholders' Equity
Liabilities, other liabilities	$ 133	$ 9

Stockholders' Equity
Preferred stock	-	-
Common stock	20,851	20,789
Additional paid-in capital	4,292,815	4,230,512
Retained earnings	25,948,758	23,017,148
Accumulated other comprehensive income	1,062,660	2,000,086

Total stockholders' equity	31,325,084	29,268,535

Total liabilities and stockholders' equity	$ 31,325,217	$ 29,268,544

Condensed Statements of Income
Year Ended March 31,	2005	2004	2003

Income
Dividend from Bank	$ 1,000,000	$ 1,500,000	$ 3,000,000
Interest income	85,061	96,109	47,571

Total income	1,085,061	1,596,109	3,047,571

Noninterest expenses	85,544	96,792	75,585

Income before equity in undistributed net income of the Bank	999,517	1,499,317	2,971,986
Equity in earnings of Bank, net of distributions	2,790,803	1,955,972	(76,828)

Income before income taxes	3,790,320	3,455,289	2,895,158
Income tax (benefit)	(15,212)	(26,595)	(10,634)

Net income	$ 3,805,532	$ 3,481,884	$ 2,905,792

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Notes to Consolidated Financial Statements

19. Condensed Financial Information of the Corporation (Parent Company Only) (continued)

Condensed Statements of Cash Flows
Year Ended March 31,	2005	2004	2003

Operating activities
Net income	$ 3,805,532	$ 3,481,884	$ 2,905,792
Adjustments
Equity in earnings of Bank, net of distributions	(2,790,803)	(1,955,972)	76,828
(Increase) in prepaid and other assets	(91,077)	(53,544)	(138,882)
Increase in other liabilities	125	9	-

Net cash provided by operating activities	923,777	1,472,377	2,843,738

Investing activities
Net cash provided by investing activities	-	-	-

Financing activities
Cash dividends paid on common stock	(873,922)	(808,396)	(754,197)
Repurchase of common stock	-	(52,482)	(2,414,006)
Proceeds from issuance of common stock	62,365	217,446	119,890

Net cash (absorbed by) financing activities	(811,557)	(643,432)	(3,048,313)

Increase (decrease) in cash	112,220	828,945	(204,575)

Cash, beginning of year	959,198	130,253	334,828

Cash, end of year	$ 1,071,418	$ 959,198	$ 130,253

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Stockholder Information

Form 10-K Report
A copy of the our Annual Report on Form 10-K for the fiscal year ended March 31, 2005, including financial statements, as filed with the SEC, will be furnished without charge to our stockholders of record upon written request to the Secretary, Community Financial Corporation, 38 North Central Avenue, Staunton, Virginia 24401. The annual report on Form 10-K is also available on Community Financial's website at www.cbnk.com and on the Security and Exchange Commission's website at www.sec.gov.

Independent Auditors Yount, Hyde & Barbour, P.C. 50 South Cameron Street Winchester, Virginia 22601 Market Makers Scott & Stringfellow, Inc Knight Securities L.P.	Legal Counsel
Nelson, McPherson, Summers
& Santos
12 North New Street
Staunton, Virginia 24401

Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007
Transfer Agent
Community Bank
acts as Transfer Agent for
Community Financial Corporation

Common Stock
As of May 31, 2005, there were approximately 479 holders of record of Community Financial common stock. Community Financial common stock is traded on The Nasdaq Small Cap Market under the symbol "CFFC." The shareholders of record number does not reflect persons or entities who hold their stock in nominee or "street" name.

The following tables present the Corporation's high, low and closing sales prices as reported by the Nasdaq Stock Market during the last two fiscal years and the dividends declared by us for the stated periods.

Fiscal 2005	High	Low	Close	Dividend Declared
March 2005	$24.55	$21.90	$22.44	$ 11
December 2004	22.19	18.91	22.19	.11
September 2004	20.24	18.20	20.00	.10
June 2004	24.00	18.90	20.24	.10

Fiscal 2004	High	Low	Close	Dividend Declared
March 2004	$24.70	$19.10	$21.79	$ 10
December 2003	19.75	17.50	19.75	.10
September 2003	18.04	15.50	17.90	.10
June 2003	16.99	14.10	15.50	.09

The Board of Directors of Community Financial makes dividend payment decisions with consideration of a variety of factors, including earnings, financial condition, market considerations and regulatory restrictions. Our ability to pay dividends is limited by restrictions imposed by the Virginia Stock Corporation Act, and indirectly, by the Office of Thrift Supervision. Restrictions on dividend payments from Community Bank to Community Financial (Community Financial's primary source of funds for the payment of dividends to its stockholders) are described in Note 11 of the Notes to Consolidated Financial Statements contained in this Annual Report.

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Community Bank was organized in 1928 as a Virginia-chartered building and loan association, converted to a federallychartered savings and loan association in 1955 and to a federally-chartered savings bank in 1983. In 1988, Community Bank converted to the stock form of organization through the sale and issuance of 656,134 shares of its common stock. Community Financial was organized in 1989 for the purpose of becoming a thrift institution holding company. Effective January 31, 1990, Community Bank completed the holding company reorganization of the bank and Community Financial acquired all of the issued and outstanding shares of common stock of Community Bank. In 1996, Community Financial changed its place of incorporation to the Commonwealth of Virginia from the State of Delaware.

The principal asset of Community Financial is the outstanding stock of Community Bank, its wholly owned subsidiary. Community Financial presently has no separate operations and its business consists only of the business of Community Bank.

Community Bank's primary business is to meet the financial needs of individuals, businesses and community organizations. Community Bank offers real estate, business and personal loans with complementary deposit services such as checking, savings, certificates of deposit, money market, retirement accounts, cash management and internet banking services. Community Bank also offers insurance and investment products. Flexible, local and prompt decisions on loans and other financial service needs are a primary advantage of banking with Community Bank.

Both Community Financial and Community Bank conduct business through a main office located at 38 North Central Avenue, Staunton,Virginia 24401, a second Staunton office at 101 Community Way, Staunton,Virginia 24401,a Waynesboro office at 2934 West Main Street, Waynesboro, Virginia 22980, a Stuarts Draft office at Routes 340 and 608, Stuarts Draft, Virginia 24477, a Raphine office at 2134 Raphine Road, Raphine, Virginia 24472, a Verona office at 21 Dick Huff Lane,Verona,Virginia and two Virginia Beach offices at 5300 Kemps River Drive, Suite 100, Virginia Beach, Virginia 23467 and 621 Nevan Road,Virginia Beach,Virginia 23451.

Corporate Profile
Corporate Officers
P. Douglas Richard
R. Jerry Giles
Benny N. Werner
Norman C. (Butch) Smiley III
Chris P. Kyriakides
Kathy H. Bryan
M. Paul Coleman
Gary L. Davenport
Kay T. Dean
Danny R. Fields
Darlene A. Hall
Robert M. (Bobby) Hoffman
Richard J. Mayer
Hugh J. McMenamin
Lyle A. Moffett
Jane P. Orem
Robert W. Pennington
Ramona W. Savidge
Jeff S. Wagner
Thomas R. Wagner
Joseph P. Zakaib
Michele T. Bartley
Gregory T. Berkshire
F. Marie Biser
Johnnie T. (J.T.) Bishop
Dianne F. Campbell
Ken K. Donner
Virginia M. McCormack
Lovetta L. Moore
Shelly K. Parker
Liza H. Piszker
Alfred M. Randolph
Connie R. Savage
Brenda L. Sayre
Liinda B. Wood
Gretchen T. Abshire
Deborah M. Burnett
Martha B. Chandler
Michelle R. Coffey
Charlott C. Dean
Teresa L. Cox
Renee A. Fangman
Rosalie J. Moster
Janet R. Redifer
Barbara W. Wood	President & CEO
Chief Financial Officer
Senior Vice President
Senior Vice President
Senior Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President/Controller
Vice President
Vice President
Vice President
Vice President
Vice President/Secretary
Vice President
Vice President
Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Secretary
Assistant Secretary
Assistant Secretary
Assistant Secretary
Assistant Secretary
Assistant Secretary
Assistant Secretary
Assistant Secretary
Assistant Secretary
Assistant Secretary	37

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Community Bank Offices
Valley Region
Richmond Road

Stuarts Draft Raphine
Waynesboro

Corporate Headquarters, Staunton

Verona

Hampton Roads Region

Regional Headquarters, Hilltop,Virginia Beach	Kemps River,Virginia Beach

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COMMUNITY BANK'S MOST VALUABLE ASSETS

Our Employees

Gretchen Abshire
Pam Addington
Michele Bartley
Amy Beech
Greg Berkshire
Rhonda Beyeler
Marie Biser
J.T. Bishop
Tysha Blackburn
Dianne Booth
Joe Bowman
Jenny Boxler
Janet Braithwaite
Linda Brown
Kathy Bryan
Danelle Bryant
Jennifer Bryant
Deborah Burnett
Garner Byram
Amanda Campbell
Bill Campbell
Dianne Campbell
Jennifer Campbell
Lona Cannon
Martha Chandler
Stacy Clemmer
Michelle Coffey
Tess Cole
Paul Coleman
Teresa Cox
Ellen Cruce
Gary Davenport
Charlott Dean
Kay Dean
Stephanie Deaver	Grace Dick
Maria Dimapelis
Ken Donner
Renee Fangman
Rebecca Fielding
Danny Fields
Sharon Fisher
Ariel Fix
Tom Fleisher
Julie Fletcher
Sara Fox
Brenda Frazier
Wanda Garrison
Betsy Gatewood
Jerry Giles
Bill Haessly
Darlene Hall
Pam Harris
Norman Hart
Chris Henderson
Nancy Hill
Kay Hiner
Angela Hinton
Bobby Hoffman
Anne Hottel
Carolyn Howell
Heather Humphrey
Sabrina Johnson
Arbutis Jones
Denia Jove
Kerri Kincaid
Terri Knapton
Debbie Knott
Julie Krumpter
Chris Kyriakides	Mary Laughbaum
Rose Lilly
Tonna Lotts
Don Luttrell
Rich Mayer
Matt McChesney
Ginny McCormack
Shanda McCray
Pam McGovern
Hugh McMenamin
Sally Medeiros
Emilie Mehrtens
Heather Miller
Peggy Miller
Lyle Moffett
Lovetta Moore
Rosalie Moster
Cameron Napier
Claire O'Conner
Dinah Ordewald
Jane Orem
Jessie Palmieri
Janice Pappas
Shelly Parker
Catherine Pauly
Bob Pennington
Liza Piszker
Debra Poole
Tami Ragland
Lee Ralston-Shaner
Ranny Randolph
Janet Redifer
Doug Richard
Teresa Ridgeway
Theresa Riggs	Pam Ritchie
Connie Savage
Ramona Savidge
Brenda Sayre
Sarah Sayre
Marie Schmitt
Rachel Sellers
Karen Sheehan
Stephanie Shiflett
Heather Shiley
Butch Smiley
Melessa Smiley
April Smith
Bethany Smith
Jacelyn Spears
Brittany Stansberry
Fran Stauffer
Amie Stephenson
Gene Straley
Randy Sumey
Linda Turner
Glenn VanLear
Wendi Vess
Laura Voss
Jeff Wagner
Tom Wagner
Benny Werner
Stacy Whaley
Megan Wheeler
Dee Wimer
Barbara Wood
Linda Wood
Connie Yauilla
Joe Zakaib

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Community Financial Investments

Helping our Customers Reach Their Financial Goals.

Gene Straley, the investment consultant at Community Financial Services brings a wealth of experience to Community Bank customers. By listening carefully to their goals and concerns, Gene can tailor an investment strategy to fit comfortably with each customer's objectives. At Community Bank, we want to be sure that our customers receive the same level of care they expect when banking with us. That's why we now offer all the financial capabilities found at other brokerage firms through our association with BI Investments, LLC.

Every available investment solution.

We want to offer our customers a complete range of investment choices. So we offer both standard brokerage and specialized solutions in every branch.

Mutual Funds Money market funds Short, intermediate, and long-term bond funds Government bond funds Balanced funds Income stock funds Growth stock funds Aggressive stock funds International funds	Stocks Government Bonds Corporate Bonds Municipal Bonds Options Unit Investment Trusts (UITs) Self-directed IRAs Roth IRAs 529 College Savings Plans Investment Advisory Accounts	Asset Allocation Accounts Fixed Annuities Variable Annuities Life Insurance* Long Term Care Insurance* *Through various third parties

Securities and Insurance Products:
Not Insured by FDIC or any Federal Government Agency	May Lose Value	Not a Deposit of or Guaranteed by the Bank or any Bank Affiliate

Securities and insurance offered through BI Investments, LLC, member NASD and SIPC. BI Investments is associated with Community Bank. Community Financial Investments is a trade name of Community Bank.

Community Mortgage Services
Dianne F. Campbell, our mortgage specialist, is leading our team's effort to expand our mortgage products and services.Community Bank has helped thousands of people since 1928 obtain the best mortgage to suit their needs.We can provide our customers with solid advice based on our solid experience.We now offer:
  100% Financing
  10 to 30 Year Fixed Rate Mortgages
  Purchase or Cash Out Refinance on Primary Residences, Second Homes and Investment Properties
  USDA Rural Development - 100% Purchase Program with No Down Payment
We take great pride in serving the whole community and when itcomes to helping local people with mortgages, experience counts.

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Bank Locations

Valley Offices
Waynesboro 2934 West Main Street Waynesboro, VA 22980 (540) 943-5000 FAX (540) 943-2097 Stuarts Draft 2658 Stuarts Draft Highway Stuarts Draft, VA 24477 (540) 337-1514 FAX (540) 337-0665	Staunton Downtown and Administrative 38 North Central Avenue Staunton, VA 24401 (540) 886-0796 FAX (540) 885-0643 Richmond Road 101 Community Way Staunton, VA 24401 (540) 213-3888 FAX (540) 213-0638	Verona 21 Dick Huff Lane Verona, VA 24482 (540) 248-0700 FAX (540) 248-1117 Raphine 2134 Raphine Road Raphine, VA 24472 (540) 377-5300 FAX (540) 377-5304

Virginia Beach Offices
E-MAIL: cbnk@cbnk.com	Hilltop- Regional Headquarters
621 Nevan Road
Virginia Beach, VA 23451
(757) 491-8810
FAX (757) 491-8102

Kemps River
5300 Kemps River Drive
Virginia Beach, VA 23464
(757) 424-5600
FAX (757) 424-5645

Moving Soon to
1201 Lake James Drive
	Virginia Beach, Virginia 23464	WEB ADDRESS: www.cbnk.com

For Our Customers' Convenience,
We Also Provide Access to Community Bank Services Thru:

ATM LOCATIONS	24 HOUR ACCESS

7 On-site Locations 15 in Food Lion Stores in the Hampton Roads Area Food Lion Store in Lexington,VA Orchard Creek Plaza in Raphine,VA	Internet Banking at www.cbnk.com Telephone Banking, ExpressLines Staunton..................(540) 885-7938 Waynesboro............(540) 943-5070 Hampton Roads & all other locations..........(800) 479-7938

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Executive & Administrative Offices 38 North Central Avenue Staunton, Virginia 24401 540-886-0796 www.cbnk.com